Exhibit 99.1

To Our Shareholders

16-11, Nanpeidai-cho, Shibuya-ku, Tokyo

Lead Real Estate Co., Ltd

CEO Eiji Nagahara

Notice of the 24th Ordinary General Meeting of Shareholders

Dear Sir or Madam, I would like to express my sincere appreciation for your continued support.

Notice is hereby given that the 24th Ordinary General Meeting of Shareholders of the Company.

If you are unable to attend the meeting, please review the "Reference Materials for the General Meeting of Shareholders" below, indicate your approval or disapproval of the proposals on the enclosed Exercise of Voting Rights form, affix your seal, and return the form to us.

Yours truly

1.	Date and time	Friday, September 27, 2024 at 11:00 a.m. Japan Standard Time

2.	Location	6F MFPR Shibuya Nanpeidai Building,
16-11 Nanpeidai, Shibuya-ku, Tokyo
Conference room at our headquarters

3.	Purpose matters to be reported	To report on the contents of the Business Report and Financial Statements for the 24th fiscal year (July 1, 2023 to June 30, 2024)

resolutions

Proposal 1: Appropriation of retained earnings

Proposal 2: Election of 3 Directors (excluding Directors who are Audit Committee Members)

Proposal 3: Non-reappointment and Appointment of Accounting Auditor

An outline of each agenda item is provided in the "Reference Materials for the General Meeting of Shareholders" below.

(Request) If you plan to attend the meeting in person, please submit the enclosed voting form to the receptionist at the meeting.

Please note that if it becomes necessary to revise any of the information in the Reference Documents for the Ordinary General Meeting of Shareholders, the Business Report or the Financial Statements, the revised information will be posted on the Company's website (https://www.lead-real.co.jp/).

(Attachments)

Business Report
From July 1, 2023
to June 30, 2024

1. Matters concerning the current status of the Company

(1)    Progress and results of the project

During the fiscal year, the Japanese economy showed a moderate recovery trend as the new type of coronavirus infection moved to category 5 and the normalization of socioeconomic activities further progressed, partly due to an increase in inbound demand backed by the weak yen. However, the economic outlook remains uncertain against a backdrop of international tensions and soaring global resource prices.

In the real estate industry, the number of new housing nationwide declined for the first time in three years, but the real estate investment market remained strong as investors in Japan and overseas remained willing to invest, due in part to continued low interest rates and the weak yen.

Under these circumstances, the Company diligently worked on its business in a wide range of business fields in Japan, including the real estate for sale housing business, investment real estate development business, real estate value-up business, and hotel business, while keeping abreast of changes in the market and the external environment surrounding the business.

In the fiscal year, the Company's business performance grew due to continued strong sales of investment properties in addition to real demand of single-family home.

As a result of the above, net sales for the fiscal year were 18,845,589 thousand yen (+8.8% year-on-year), operating income was 1,110,993 thousand yen (▲9.5% year-on-year), ordinary income was 820,158 thousand yen (+1.1% year-on-year), and net income was 549,157 thousand yen.

1,110,993 thousand yen (▲9.5% year-on-year), ordinary income of 820,370 thousand yen (+1.1% year-on-year), and net income of 549,794 thousand yen (+9.6% year-on-year).

(2)    Financing

The following is a summary of the financing activities conducted during the fiscal year.

①	Fundraising through capital increase and bond issuance, etc.

On September 28, 2023, the Company listed its ADRs on the NASDAQ market (Global Market) in the United States and raised $8,001,000 through the issuance of shares by subscription to THE BANK OF NEW YORK MELLON.

②	Financing through borrowing

Lender	Amount raised (Thousands of yen)
THE SHIZUOKA BANK, LTD	2,106,001
SAISON FUNDEX CORPORATION	1,991,000
NEC Capital Solutions Limited	1,665,000
Shinsei Investment & Finance Limited	1,000,300
THE TOWA BANK, LTD	704,000
The Musashino Bank, Ltd	650,000
Tokyo City Shinkin Bank	646,500
The Chiba Bank, Ltd	620,000
Others	5,632,000
Total amount	15,014,801

(3)   Capital Investment

Capital investment during the period totaled 2,124,378 thousand yen.

The main items were land for a hotel in Himonya 5-chome (797,695 thousand yen) and Takaban 3-chome (291,748 thousand yen), acquisition of land for a hotel in Mita 1-chome, Meguro-ku (272,104 thousand yen), hotel construction costs in Ginza 3-chome (181,092 thousand yen) and Asakusabashi 1-chome (172,687 thousand yen).

(4)   Issues to be addressed

The Company's future management issues and measures are as follows.

①	Further establish and strengthen the position of the real estate for sale housing business and investment real estate development business, which are our business foundations

The Company's business platform is based on the real estate for sale housing business and investment property development business, and for further business growth in the future, the Company will proactively improve its ability to purchase land for real estate, plan and design properties with superior livability, safety, and design, develop systems to improve operational efficiency, and strengthen its brand power. We will proactively promote these initiatives.

②	Expand business by strengthening alliances

In the real estate for-sale housing business, which is the Company's business foundation, the Company has formed alliances with real estate brokerage firms for the sale of such spec homes. We will continue to strengthen alliances with existing business partners and expand new business partners in an effort to build a strong sales structure that benefits both our company and our partners.

③	Proactive approach to new businesses and services

We recognize that in order to enhance our corporate value and achieve continuous high growth, it is essential to expand the scale of our business and diversify our monetization. To this end, we recognize that we must aggressively launch new businesses and services. In this environment, we have launched new service developments from time to time, including digital transformation business, real estate specified joint business, and hotel business, and will continue to work toward the creation of the next pillar of our business.

④	Ensure system stability

Some of our services are provided via the Internet, and we believe it is important to ensure the stable operation of our systems and to respond appropriately in the event of any problems. We will continue to make appropriate capital investments in response to business expansion, maintain and enhance our systems, and work to ensure system stability.

⑤	Secure excellent human resources

The Company recognizes that the recruitment and development of excellent internal and external human resources is an extremely important issue for achieving future business expansion and continuous growth. To this end, we will strive to strengthen our recruitment of personnel who share not only knowledge, experience, and ability, but also our management philosophy and corporate culture, as well as maintain and build a good human network with excellent outside professionals. In addition, to improve the skills and abilities of existing employees, we will actively develop, improve, and maintain a system that allows the Company and its human resources to grow together by establishing and enhancing various training programs.

⑥	Improvement and expansion of organizational structure

In order for the Company to achieve further business expansion in the future, we recognize that it is an important issue to establish a foundation as a company by strengthening internal systems and personnel so that business management operations can be carried out without hindrance, in addition to thoroughly improving operational efficiency. To this end, we will strengthen our internal management system by effectively establishing internal controls and promoting their operation. Furthermore, increasing the transparency of our business is extremely important to gain the trust of our stakeholders, and we will continue to strengthen our financial reporting and other disclosure systems.

⑦	Strengthen compliance and information management systems

The real estate industry, of which our company is a part, is subject to laws and regulations, as well as self-imposed regulations by industry associations, regarding not only real estate transactions but also their advertising. In addition, we may handle sensitive information of our stakeholders in the real estate for sale and investment real estate development business, which is the foundation of our business. In order for the group to conduct appropriate business activities, we will strive to ensure compliance and information management.

⑧	Promotion of ESG Management and Sustainability Initiatives

E (Environment), S (Social), and G (Governance) are the "expectations of society toward companies" that companies should be aware of in socially responsible investment (SRI) advocated by the United Nations. In addition, in order to achieve sustainable growth as a company and increase its corporate value, it is necessary for a company to constantly think about "what a company can do for society" in terms of ESG, and to continue to act accordingly. In order to contribute to the growth of a "sustainable society," we are committed to not only considering global environmental issues, but also crisis management, respect for human rights, fair and appropriate treatment of employees and their health and working environment, fair and appropriate transactions with suppliers, and various types of governance (establishment of supervisory and monitoring systems, risk management, internal control, compliance, etc.). We are committed to ESG management through collaboration with all stakeholders. In addition, we will take a sincere look at the various challenges we face, such as reducing electricity and paper consumption and shifting to cloud computing for our own systems, and take appropriate actions as needed.

In addition, we recognize that issues related to the global environment, particularly climate change, are an urgent challenge from the perspective of both "risk and opportunity," and we are committed to proactive activities and information disclosure with reference to the recommendations of the TCFD (Task Force on Climate-related Financial Information Disclosure).

As part of our specific efforts to consider the global environment, we are developing a solar power generation business in Hokota City and NAGATA City in Ibaraki Prefecture. We will take appropriate actions as needed, including the power generation business.

⑨	Maintain and strengthen alliances with financial institutions and diversify funding sources

In the real estate for sale housing business and investment real estate development business, which are the Company's business foundations, the Company procures funds to purchase land for real estate by borrowing from financial institutions. We will maintain and strengthen alliances with financial institutions with which we already have a track record, and actively promote the establishment of alliances with new financial institutions. At the same time, the Company will actively consider and promote financing by other means.

⑩	Measures to protect personal information

Since we hold personal information of our customers and other parties, we recognize that the management of such information is one of the most important factors to ensure the sustainability of our business. The Company has received "Privacy Mark" certification from the Japan Institute for Promotion of Digital Economy and Community (JIPDEC) and has taken measures to enhance the confidentiality of personal information of customers, etc. However, to ensure that the quality of management does not deteriorate as our business expands and the scale of our operations grows in the future, we will ensure strict implementation of the rules and regulations and strengthen information management through the development of a new core system. In order to ensure that the quality of information management does not deteriorate as our business expands and the scale of our operations grows, we will strengthen information management through the development of a new core system.

  (5)      Assets and Profit and Loss

①     Assets and profit/loss of the Company

	21st Fiscal Year	22nd Fiscal Year	23rd Fiscal Year	24th Fiscal Year
Classification	Period ended June 30, 2021	Period ended June 30, 2022	Period ended June 30, 2023	Period ended June 30, 2024
Net sales (thousands of yen)	10,925,139	14,246,665	17,325,604	18,845,589
Operating income (thousand yen)	554,505	861,731	1,227,026	1,110,993
Ordinary income (thousand yen)	322,874	560,034	811,550	820,158
Net income (thousand yen)	215,114	453,779	501,576	549,794
Net income per share (yen)	17.36	36.32	40.13	41.03
Net assets (thousand yen)	1,293,196	1,796,801	2,298,519	3,884,537
Total assets (thousand yen)	7,785,742	11,685,274	14,870,113	16,320,019
Net assets per share (yen)	103.58	143.76	183.90	284.75

(Note) Net income per share is calculated based on the average number of shares outstanding during the period.

   (6)         Significant parent company and subsidiaries

①     Parent company

Not applicable.

②     Subsidiaries

Company Name	Real Vision Co., Ltd
Capital stock	10 million yen
Percentage of voting rights held by the Company	100.0%
Principal Businesses	Rental real estate management and brokerage

Company Name	Lead Real Estate Global Co., Ltd
capital stock	100,000 U.S. dollars
Percentage of voting rights held by the Company	100.0%
Principal Businesses	Real estate business

   (7)        Principal Business (as of June 30, 2024)

Residential Real Estate Sales Business

Investment real estate development business

   (8)         Principal offices and employees

①     Sales offices (as of June 30, 2024)

name	Location
Head office	Shibuya-ku, Tokyo
Yokohama Branch	Yokohama City, Kanagawa Prefecture
Sapporo Branch	Sapporo, Hokkaido
Futakotamagawa Branch	Setagaya-ku, Tokyo
Shibuya Branch	Shibuya-ku, Tokyo

②	Status of Employees (as of June 30, 2024)

Number of Employees		average age	Average number of years of attendance
Number of persons at the end of the period	Change from the end of the previous period
66	Increase by 1	40.8 years old	3 years 0 months

(Note) In addition to the above employees, there are 8 temporary employees.

(9)            Major Lenders and Amount of Loan (as of June 30, 2024)

Borrow	Balance at end of year (thousand yen)
The Shizuoka Bank, Ltd	1,969,759
SAISON FUNDEX CORPORATION	1,809,000
Kagawa Bank, Ltd.	1,186,000
The Chiba Bank, Ltd	905,272
Daishi Hokuetsu Bank, Ltd	866,000
Shonan Shinkin Bank	588,000
The Gunma Bank, Ltd	565,000
Shinsei Investment&Finance Limited	535,900
The Chiba Kogyo Bank, Ltd	500,000
The Tokushima Taisho Bank, ltd	485,750
The Kanagawa Bank, Ltd	299,308

(10)          Other important matters concerning the status of the Company

Not applicable.

2．   Matters related to the Company's shares

(1)            Total number of authorized shares: 50,000,000 shares

(2)             Total number of shares issued: 15,628,000 shares

(3)            Number of shareholders as of the end of the fiscal year: 29

(4)            Top 10 shareholders

		(As of June 30, 2024)
	Name	No. of Shares	Ratio
1	Eiji Nagahara	12,234,474	89.6%
2	THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS	1,143,000	8.3%
3	Daisuke Takahashi	45,455	0.3%
4	Toshiyuki Aoki	45,455	0.3%
5	Hiroshi Shibata	45,455	0.3%
6	Masahiro Maki	27,273	0.2%
7	Kenichi Yokofujita	27,273	0.2%
8	Takashi Nihei	18,182	0.1%
9	Yukiko Minami	12,500	0.0%
10	Kenichi Homma	9,091	0.0%

　　(Note) Shareholding ratio is calculated excluding treasury stock (1,986,100 shares).

Shareholding ratios are rounded down to the second decimal place.

(4)            Shares issued to the Company's directors and corporate auditors as compensation for the execution of their duties during the fiscal year.

Not applicable.

(6)            Other important matters concerning shares

On September 28, 2023, the Company listed its ADRs on the NASDAQ market (Global Market) in the United States.

On the same day, the Company issued shares for subscription to THE BANK OF NEW YORK MELLON, which increased the total number of shares issued by 1,143,000.

3．  Matters Concerning Stock Acquisition Rights, etc. of the Company

(1)	Summary of stock acquisition rights granted to the Company's Directors and Corporate Auditors as of the end of the fiscal year under review in consideration of the execution of their duties

Not applicable.

(2)	Summary of stock acquisition rights issued to the Company's employees, subsidiary directors and employees as compensation for the execution of their duties during the fiscal year under review

Not applicable.

(3)	Other important matters concerning stock acquisition rights

Not applicable.

4．  Matters Concerning Company Officers

(1)	Names of Directors

(As of June 30, 2024)

name of the position	name	Responsibilities and Important Concurrent Positions
Representative Director	Eiji Nagahara	Real Vision Co., Ltd. Representative Director Sojiya Japan Co., Ltd. Representative Director Lead Real Estate Global CO., Ltd. CEO Lead Real Estate HK Co. Limited CEO
Board Member	Hidekazu Hamagishi	General Manager, Accounting Dept.
Director (Audit & Supervisory Board Member)	Akiya Ueki
Director (Audit & Supervisory Board Member)	Hiroyuki Saito	Mitsuba Audit Corporation. Representative Partner Saito CPA Office. Representative
Director (Audit & Supervisory Board Member)	Ryoma Iida	Allegro Law Office. Representative Attorney

Note:

1.	Directors (Audit & Supervisory Board Members) Hiroyuki Saito and Ryoma Iida are outside directors as stipulated in Article 2, Item 15 of the Companies Act.

2.	Director (Audit & Supervisory Board Member) Mr. Akiya Ueki has many years of business experience at financial institutions and has considerable knowledge of finance and accounting.

3.	Director (Audit & Supervisory Board Member) Hiroyuki Saito has many years of experience as a certified public accountant and has considerable knowledge of finance and accounting.

4.	Director (Audit & Supervisory Board Member) Ryoma Iida has many years of experience as a lawyer and has considerable knowledge of corporate law.

5.	Mr. Akiya Ueki was selected as a full-time Audit & Supervisory Board Member to enhance information gathering, improve audit effectiveness, and strengthen audit and supervisory functions.

6.	Director (Audit & Supervisory Board Member) Mr. Masahiro Maki retired due to expiration of his term of office at the conclusion of the 23rd Ordinary General Meeting of Shareholders held on September 28, 2023.

7.	Effective April 30, 2024, Mr. Takashi Nihei resigned from the Board of Directors.

(2)	Outline of the contents of the liability limitation agreement

In order to enable directors (Audit & Supervisory Board Members) to fully fulfill their expected roles, the Company's Articles of Incorporation stipulate that the Company may enter into agreements with directors (Audit & Supervisory Board Members) to limit their liability for damages to the Company within a certain range.

The following is a summary of the contents of the liability limitation agreement entered into by the Company with Directors (Audit & Supervisory Board Members) Mr. Akiya Ueki, Mr. Hiroyuki Saito and Mr. Ryoma Iida in accordance with the relevant Articles of Incorporation.

With respect to the liability stipulated in Article 423, Paragraph 1 of the Companies Act, the Company shall be liable for damages up to the higher of an amount of 1,000,000 yen or the minimum liability amount stipulated by law, if the Company has performed its duties in good faith and without gross negligence.

(3)	Summary of indemnity agreement

Not applicable.

(4)	Summary of contents of directors' and officers' liability insurance policy

The Company has entered into a directors' and officers' liability insurance policy with an insurance company, naming the directors as insured.

①     The insured's share of the actual premiums

All premiums are paid by the company, and there is virtually no premium burden on the insured.

②     Outline, etc. of insured accidents to be covered by the supplemental coverage

The insurance shall cover damages that may arise from the insured being held liable for the performance of his/her duties or being subject to a claim for such liability (except for those that fall under any of the exclusions set forth in the insurance policy, such as when the act was committed with knowledge that it was in violation of laws and regulations).

(5)	Remuneration, etc. of Directors

①     Amount of remuneration, etc. of Directors for the current fiscal year

	Total amount of	Total amount of remuneration, etc. by type (thousands of yen)			Number of
Classification of Directors and Officers	compensation, etc. (thousand yen)	basic remuneration	Non-monetary compensation	performance- linked remuneration	officers covered (persons)
Directors (excluding Audit and Supervisory Committee Members)	81,883	81,883	－	－	3
(Outside Directors)	(—)	(—)			(—)
Directors (Audit Committee Members)	6,840	6,840	－	－	4
(Outside Directors)	(3,870)	(3,870)			(3)
total amount	88,723	88,723	－	－	7
	(3,870)	(3,870)			(3)

(Note 1) The above includes one director (Audit & Supervisory Board Member) (including one outside director) who retired at the conclusion of the 23rd Ordinary General Meeting of Shareholders held on September 28, 2023

②	Matters concerning the policy for determining the content of remuneration, etc. for each individual Director

Our basic policy is to have the Board of Directors discuss and decide on the amount of each individual's salary according to his/her role, position, and position within the maximum amount resolved at the General Meeting of Shareholders. The amount shall be within a range that is reasonable in light of economic conditions and other circumstances, the responsibilities of the position, and the objective of securing excellent human resources.

Directors who are members of the Audit and Supervisory Committee shall be paid only the basic remuneration in view of their duties.

③	Matters concerning resolutions of the General Meeting of Shareholders regarding remuneration, etc. of Directors

The maximum amount of remuneration for Directors (excluding Directors who are members of the Audit and Supervisory Committee) is 300 million yen per year (excluding employee salaries of directors who also serve as employees).

The maximum amount of remuneration for Directors (Audit & Supervisory Board Members) was resolved at the 22nd Ordinary General Meeting of Shareholders held on September 29, 2022 to be 15 million yen per year.

④	Matters concerning the determination of the details of remuneration, etc. of individual Directors

The specific amount and timing of payment to each director shall be determined by a resolution of the Board of Directors.

However, the amount of remuneration for each individual director who is a member of the Audit Committee shall be determined through consultation among the Audit Committee members.

⑤	Directors' retirement benefits paid in the fiscal year

In accordance with the resolution of the 23rd Ordinary General Meeting of Shareholders held on September 28, 2023, the following retirement benefits for directors and corporate auditors were paid to the directors who retired at the conclusion of the meeting.

Outside Directors (Audit Committee Members) 1 person 1,485 thousand yen

⑥	Total amount of remuneration, etc. received by outside officers from the parent company, etc. or subsidiaries, etc. of the parent company, etc. (excluding the Company)

Not applicable.

(6)            Matters concerning Outside Directors and Outside Corporate Auditors

①	Outside Director Hiroyuki Saito

a．  Status of concurrent positions of executive directors, etc., of other companies and relationship between the Company and such companies, etc.

He is a general representative partner of Mitsuba Audit Corporation and a representative of Saito Certified Public Accountant Office, and has no business interest in the Company.

b．  Major activities during the fiscal year (attendance and comments at Board of Directors meetings)

He attended all 13 meetings of the Board of Directors held during the fiscal year and expressed his opinions from his professional perspective as a certified public accountant to ensure the appropriateness and appropriateness of decision-making by the Board of Directors, including questions on important matters at the meetings. He also attended all 13 meetings of the Audit Committee held during the fiscal year under review and made remarks as necessary, including exchanging opinions on audit results.

②           Outside Director Ryoma Iida

a．  Status of concurrent positions of executive directors, etc., of other companies and relationship between the Company and such companies, etc.

He is a representative of Allegro Law Offices and has no business interest in the Company.

b．Major activities during the fiscal year (attendance and comments at Board of Directors meetings)

He attended 11 of the 13 meetings of the Board of Directors held during the fiscal year and expressed his opinions based on his professional knowledge and experience as an attorney-at-law, thereby ensuring the appropriateness and appropriateness of decision-making by the Board of Directors, including questions on important matters. He also attended 12 of the 13 Audit Committee meetings held during the fiscal year under review and made necessary statements, including exchanging opinions on audit results.

5. Status of Accounting Auditor

(1)    Name of Accounting Auditor:

Otaki Certified Public Accountant Office Certified Public Accountant Hideki Otaki

(2)    Amount of compensation, etc.

①	Remuneration, etc. of accounting auditor for the current fiscal year

14,400 thousand yen

②	Total amount of money and other financial benefits to be paid by the Company to the accounting auditor

14,400 thousand yen

The Audit Committee made a decision to consent to the amount of remuneration, etc. of the accounting auditor after necessary verification of the appropriateness of the content of the audit plan, the execution of duties by the accounting auditor, and the basis for calculation of the remuneration estimate.

(3)    Non-audit services

Not applicable.

(4)    Policy on dismissal or non-reappointment of accounting auditors

If the Audit Committee determines that there is a need to do so, such as when responding to a change in the business environment or when there is a problem with the performance of duties by the accounting auditor, it will decide on a proposal for the dismissal or non-reappointment of the accounting auditor, and the Board of Directors will submit such proposal to the General Meeting of Shareholders in accordance with such decision.

In the event that the Accounting Auditor is deemed to fall under any of the items of Article 340, Paragraph 1 of the Companies Act, the Audit Committee will dismiss the Accounting Auditor with the unanimous consent of the Audit Committee members. In this case, the Audit Committee member selected by the Audit Committee will report the dismissal of the accounting auditor and the reason for the dismissal at the first General Meeting of Shareholders convened after the dismissal.

(5)    Summary of the contents of the indemnity agreement

Not applicable.

6. Outline of the system to ensure the appropriateness of business operations and the status of operation of such system

(1)    System to ensure the appropriateness of business operations

The following is a summary of the decisions made regarding the system to ensure that the execution of duties by directors complies with laws and regulations and the Articles of Incorporation.

The system to ensure the appropriateness of business operations (hereinafter in this section referred to as the “Internal Control System”) is as follows. The Company's Board of Directors adopted the “Regulations Concerning Internal Control System” in June 2022, and the outline of the Regulations is as follows:

①	Basic matter

1．The establishment and operation of the internal control system shall be under the control of the Representative Director of the Company, and the Administrative Division of the Company shall be in charge of operations.

2．The companies subject to the establishment and operation of the internal control system shall be the Company's subsidiaries and important companies in the consolidated management of the Company.

3．The basic policy for the development of the internal control system is as follows:

·	Establish a system to ensure effectiveness of business activities

·	Establish a system to ensure the appropriateness and accuracy of the preparation of financial statements.

·	Establish a system to ensure proper corporate governance by complying with all relevant laws, regulations, and social norms related to business activities.

·	Establish a system to ensure that the acquisition, use, and disposal of company assets are conducted in accordance with legitimate procedures, and that company assets are preserved.

·	To fulfill corporate social responsibility and enhance corporate value by establishing and operating an effective internal control system.

②	Matters related to the development of the system

The following systems shall be established to build an internal control system.

1.	System to ensure that the execution of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation

All officers and employees shall comply with the Compliance Regulations as a code of conduct in the execution of their duties.

In order to establish, develop, and maintain a compliance system, the Company shall establish an Internal Audit Office, which shall periodically monitor the status of internal operations and investigate the status of compliance with laws, the Articles of Incorporation, and internal regulations in the execution of business operations.

The Internal Audit Office shall notify the departments concerned of the results of its investigations, request improvements, and report to the Board of Directors and the Audit Committee as appropriate.

2.	System for Storage and Management of Information Related to Execution of Duties by Directors

The Company shall appropriately store and manage information such as minutes of the General Meeting of Shareholders, minutes of the Board of Directors meetings, etc., and maintain a management system that enables prompt response to requests for inspection by relevant parties.

In addition, personal information of customers and other parties shall be appropriately stored and managed in accordance with the “Personal Information Protection Management System” established by the Company.

3.	Regulations and other systems for managing risk of loss

The Company shall strive to prevent the occurrence of risks by clearly defining procedures for business execution in its internal regulations.

The risk management division of the Company shall be the Administration Division of the Company.

Each company in the Company shall constantly monitor its own risks, consider and implement risk countermeasures as necessary, and report to the Management Division on the evaluation and remedial measures taken.

4.	System to Ensure Efficient Execution of Duties by Directors

The Board of Directors shall hold a regular meeting once a month, as well as flexible extraordinary meetings as necessary, to facilitate prompt management decision-making and to ensure communication among directors.

In addition, the Company has introduced an executive officer system under which each executive officer is delegated authority to execute operations under the direction and supervision of the Board of Directors in order to improve management efficiency.

Furthermore, the full-time Board of Directors shall be established as a meeting body to review and discuss important management matters and make decisions on important business matters based on the management policies of the Board of directors and shall meet in a timely manner.

5.	System to ensure the appropriateness of operations of the corporate group consisting of the stock company and its subsidiaries

The Company shall implement corporate governance for the Company group as a whole and develop a compliance system, risk management system, and internal control system.

In addition, the Company shall dispatch officers to subsidiaries, and the director in charge of each subsidiary shall report on the operations of the subsidiary and the status of execution of duties by directors and others at important meetings such as the Company's Board of Directors meetings.

6.	The system for employees to assist Audit Committee members in the performance of their duties when such assistance is requested by the Audit Committee members, the system for ensuring the independence of such employees from Directors, and the effectiveness of instructions given to such employees by the Audit Committee members.

When requested by Audit Committee members to assign employees to assist them in their duties, the Company will assign staff as necessary, after consulting with Audit Committee members. Personnel transfers and evaluations of such staff members shall be determined with the prior consent of full-time Audit & Supervisory Board Members, thereby ensuring their independence from Directors.

In principle, such staff members shall be full-time employees and shall not receive instructions or orders from directors or other employees.

7.	Systems for reporting to Audit Committee members by Directors and employees, systems for reporting to Audit Committee members by persons who receive reports from Directors and employees of subsidiaries of the Company, systems to ensure that persons making such reports are not treated unfairly because of such reports, and other systems to ensure that the audits of Audit Committee members are conducted effectively.

Directors shall regularly report on the status of the execution of their duties and other matters at meetings of the Board of Directors and other important meetings attended by Audit Committee members. In addition, directors and employees of the Company and its subsidiaries shall promptly report to the Audit Committee members any occurrence or threat of occurrence of material matters affecting the operations and business performance of the Company and its subsidiaries.

The Audit Committee members may request reports from the directors, employees, etc. of the Company and its subsidiaries regarding the aforementioned matters reported and the status of business execution. Any disadvantageous treatment of a person who makes such a report shall be prohibited.

Furthermore, the Audit Committee members shall maintain cooperation with the accounting auditors or the hotline contact as necessary to exchange information and opinions as appropriate and to enhance their audits.

8.	Matters concerning the policy on procedures for advance payment or reimbursement of expenses incurred in the performance of duties by Audit and Supervisory Board Members and other matters concerning the treatment of expenses or debts

In the event that an Audit Committee member requests payment of expenses incurred in the performance of his/her duties, the Company will promptly pay such expenses unless such expenses are clearly deemed not necessary for the performance of his/her duties.

9.	System for Eliminating Antisocial Forces

We do not have any business relationships with antisocial forces or groups that threaten the order and safety of society, and if we receive any unreasonable demands from antisocial forces, the entire organization will take a resolute stance in dealing with them.

(2)    Overview of the operation of the system to ensure the appropriateness of business operations

The system to ensure the appropriateness of business operations (hereinafter in this section referred to as the “internal control system”) is as follows.

①     Basic matter

1．Within the Administration Division, the General Affairs Department was designated as the main department in charge of internal control system development, and one additional employee was hired during the period to strengthen the system.

2．Although the status of internal control systems at subsidiaries, is not yet satisfactory, we will promptly improve them after the completion of our internal control system improvement.

②     Matters related to the development of the system

1.	System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation

The Risk and Compliance Management Committee was newly established in the current fiscal year to strengthen risk management. The committee deliberates every three months and will regularly report its deliberations to the Board of Directors.

In addition, the Compliance Manual, Compliance Program, and Code of Ethics and Business Conduct were newly established during the period. We will ensure that all officers and employees are thoroughly familiarized with them through training and other means.

In addition, the Internal Audit Office was established during the period and began auditing the compliance of each department with laws, regulations, and rules. The results of internal audits are reported to the President and the Audit Committee.

During the fiscal year, a former director was found to have violated his duty of loyalty in a previous fiscal year. The incident had no impact on the company's profit and loss. An internal investigation found no similar cases.

2.	System for the storage and management of information related to the execution of duties by directors.

During the fiscal year, delays in the preparation and retention of the minutes of the Board of Directors meetings and incomplete attachments to the minutes of past fiscal years were discovered. In the future, we will prepare and store important information such as minutes without delay, and check for deficiencies in the minutes of past fiscal years.

With regard to personal information, in order to strengthen risk management, we revised our personal information protection rules and established new rules for handling specific port information in the current fiscal year. We will continue to ensure that all officers and employees are thoroughly familiarized with these regulations through training and other means.

3.	Regulations and other systems for managing risk of loss

In the fiscal year, in addition to the rules and regulations, we established new rules for information management, credit management, elimination of antisocial forces, prevention of insider trading, seal management, document management, and management of rules and regulations to strengthen risk management, and defined specific operational procedures, etc. We will continue to ensure that all officers and employees are thoroughly familiarized with these rules through training and other means.

4.	Systems to Ensure Efficient Execution of Duties by Directors

In addition to the regular monthly meetings of the Board of Directors, extraordinary meetings of the Board of Directors are held flexibly as necessary, and in cases of urgency, meetings of the Board of Directors are omitted and resolutions are made in writing.

In addition, the full-time Board of Directors meeting described above was not held.

5.	System to ensure the appropriateness of business operations of the corporation and its subsidiaries

Although the operations of subsidiaries and the status of execution of duties by directors and others are reported, communicated, and discussed with the President and CEO of the Company as appropriate, reporting to the Board of Directors of the Company is not sufficient. In the future, we will formulate group-wide rules for corporate governance and require subsidiaries to report regularly to the Company's Board of Directors.

6.	The system for employees to assist Audit Committee members in the performance of their duties when such assistance is requested by the Audit Committee members, the system for ensuring the independence of such employees from Directors, and the effectiveness of instructions given to such employees by the Audit Committee members

The Audit Committee did not make any of the above requests during the fiscal year.

In the event of such a request, the company will respond to it in accordance with the decision described above.

7.	Systems for reporting to Audit Committee members by Directors and employees,

systems for reporting to Audit Committee members by persons who receive reports from Directors and employees of subsidiaries of the Company, systems to ensure that persons making such reports are not treated unfairly because of such reports, and other systems to ensure that the audits of Audit Committee members are conducted effectively.

The Company's rules for reporting to the Audit Committee are not fully developed. The Company will work to develop a system within the Company-wide rules for corporate governance mentioned earlier.

In addition, an appropriate environment for Audit Committee members to receive reports from officers and employees, and opportunities to exchange necessary information with the accounting auditor or hotline contact are ensured.

8.	Matters concerning the policy on procedures for advance payment or reimbursement of expenses incurred in the performance of duties by Audit and Supervisory Board Members and other matters concerning the treatment of expenses or debts

The Audit Committee did not make any of the above requests during the fiscal year. In the event of such a request, the Company will respond to it in accordance with the decisions described above.

9.	System for Eliminating Antisocial Forces

In the period, the Company newly established the Rules for the Elimination of Anti-Social Forces and the Manual for Anti-Social Forces to strengthen the system for the elimination of anti-social forces. Going forward, we will ensure that all officers and employees are thoroughly familiarized with these rules through training and other means.

Balance Sheet

As of June 30, 2024

(Unit: Thousands of yen)

Assets		Liabilities
Course	Amount	Course	Amount
[Current assets]	10,877,943	[Current liabilities]	7,750,737
Cash on hand and in banks	1,255,473	Accounts payable	498,121
Accounts receivable	305,342	Short-term borrowing	4,923,796
Real estate for sale	8,503,992	Arrears	90,167
Supplies	3,712	Deposit (received)	7,760
Costs on uncompleted construction contracts	470,111	Income taxes payable	169,000
Advance payments	150,962	Completion of Fortification Compensation Citation	32,746
Prepaid expenses	139,125	Advance received	101,259
Accounts receivable	26,976	Payment of fixed-term borrowing deposits within 1 year	1,889,809
Ritigold (loanword)	17,424	Lease obligations	13,387
Consumption tax receivable	5,693	Advances received on uncompleted construction contracts	24,000
Allowance for doubtful accounts	D 1,200	Other current liabilities	692
Other current assets	332	[Fixed liabilities]	4,684,745
[Fixed assets]	5,442,076	Long-term debt	4,494,497
(Property, plant and equipment)	4,842,535	Long-term accrued liabilities	23,217
Building	1,115,701	Allowance for retirement benefits to directors and corporate auditors	128,895
Structure	883	Guarantee Deposit	2,959
Vehicles and transportation equipment	1,608	Lease obligations	35,177
Tools & Utensils	12,898	Total liabilities	12,435,482
Lump-sum depreciable assets	2,674
Lot	3,164,705	Total net assets
Construction in progress	500,235	[Shareholders' equity]	3,885,729
Leased assets	43,831	Capital stock	731,041
(Intangible fixed assets)	48,074	Capital surplus	675,186
Software	47,132	Capital reserve	611,001
Other	942	Other capital surplus	64,185
(Investments and other assets)	551,467	Retained earnings	2,633,623
Investments in securities	45,502	Legal retained earnings reserve	2,500
Shares of subsidiaries and affiliates	98,770	Other retained earnings	2,631,123
Capital	6,493	Retained earnings brought forward	2,631,123
Long-term loans	5,000	Treasury stock	D 154,121
Long-term loans receivable from subsidiaries and affiliates	50,304	[Valuation and translation adjustments]	D 1,192
Long-term prepaid expenses	135,889	Net unrealized gains (losses) on available-for-sale securities, net of taxes	D 1,192
Guarantee money deposited	32,712
Insurance reserve	20,504
Long-term deposit	67,950
Deferred tax asset	88,343	Total net assets	3,884,537
Total assets	16,320,019	Total liabilities and net assets	16,320,019

profit and loss statement

From July 1, 2023 to June 30, 2024

 (Unit: Thousands of yen)

Section	Amount
[Net sales]
Real estate sales	17,105,593
Completion of the fortification high	1,404,455
Hotel and inn business sales	231,580
Other sales	103,961	18,845,589
[Cost of sales]
Cost of real estate sales	14,126,994
Completion of the original price of the fortification	1,251,549
Hotel and inn business cost	126,386
Other cost of sales	80,758	15,585,688
Gross profit		3,259,901
[Selling, general and administrative expenses]		2,148,908
Operating income		1,110,993
[Non-operating income]
Interest-bearing	2,121
Dividends received	149
Contract Cancellation Penalty	63,150
Return of insurance	140,136
Other	2,706	208,261
[Non-operating expenses]
Interest expense	350,784
Guarantee fee paid	4,244
Financing Fees	138,705
Insurance cancellation loss	5,151
Other	212	499,096
Ordinary income		820,158
[Special Interests]
Gain on reversal of asset retirement obligations	85
Gain on reversal of provision for directors' retirement benefits	20,243	20,328
[Extraordinary loss]
Loss on disposal of fixed assets	4,000	4,000
Current net benefit before tax		836,486
Corporate, inhabitant and enterprise taxes		276,737
Adjustments to corporate tax, etc.		9,956
Net benefit for the period		549,794

Statement of Changes in Net Assets

(From July 1, 2023 to June 30, 2024)

(Unit: thousand yen)

	Shareholders' equity
		Capital surplus
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Current first disability	200,000	79,960	64,185	144,145
Changes of items during the period
Issuance of new shares	531,041	531,041	—	531,041
Dividends from surplus	—	—	—	—
Reserve for distribution of surplus	—	—	—	—
Net benefit for the period	—	—	—	—
Changes in items other than shareholders' equity during the period	—	—	—	—
Total changes of items during the period	531,041	531,041	—	531,041
Balance at the end of current period	731,041	611,001	64,185	675,186

	Shareholders' equity
	Retained earnings
	Legal retained earnings reserve	Other retained earnings	Total retained earnings	Treasury stock
		Retained earnings brought forward
Current first disability	—	2,108,827	2,108,827	D 154,121
Changes of items during the period		—	—	—
Issuance of new shares	—	—	—	—
Dividends from surplus	—	D 27,497	D 27,497	—
Reserve for distribution of surplus	2,500	—	2,500	—
Net benefit for the period	—	549,794	549,794	—
Changes in items other than shareholders' equity during the period	—	—	—	—
Total changes of items during the period	2,500	522,297	524,797	D 154,121
Balance at the end of current period	2,500	2,631,123	2,633,624	D 154,121

	Total shareholders' equity	Valuation and translation adjustments		Total net assets
	Total shareholders' equity	Net unrealized gains (losses) on available- for-sale securities, net of taxes	Total valuation and translation adjustments
Current first disability	2,298,851	D 332	D 332	2,298,519
Changes of items during the period
Issuance of new shares	1,062,082	—	—	1,062,082
Dividends from surplus	D 27,497	—	—	D 27,497
Reserve for distribution of surplus	2,500	—	—	2,500
Net benefit for the period	549,794	—	—	549,794
Changes in items other than shareholders' equity during the period	—	D 860	D 860	D 860
Total changes of items during the period	1,586,878	D 860	D 860	1,586,018
Balance at the end of current period	3,885,729	D 1,192	D 1,192	3,884,537

Notes to the Non-Consolidated Financial Statements

1.       Notes to Significant Accounting Policies

①    Valuation standards and methods for assets

▪	Subsidiary stock ▪ ▪ ▪ Cost method based on the moving average method

▪	Available-for-sale securities

Other than stocks and other securities with no market price

▪	▪	▪	Market value method based on market prices, etc. as of the end of the fiscal year (all net unrealized gains and losses are reported as a separate component of net assets, and the cost of securities sold is determined by the moving-average method).

Items with no market value

▪	▪	▪	Cost method based on the moving average method

▪	Inventories

Real estate for sale

▪	▪	▪	Stated at cost determined by the specific identification method (the amount stated in the balance sheet was calculated by writing down the book value of assets which decreased in profitability)

Costs on uncompleted construction contracts

▪	▪	▪	Stated at cost determined by the specific identification method (the amount stated in the balance sheet was calculated by writing down the book value of assets which decreased in profitability)

Merchandise and supplies

▪	▪	▪	Stated at cost based on the moving-average method (the amount stated in the balance sheet was calculated by writing down the book value of assets which decreased in profitability)

②    Depreciation method for fixed assets

▪	property, plant and equipment

▪	▪	▪	Declining-balance method (However, the straight-line method is used for buildings (excluding building fixtures) acquired on or after April 1, 1998. Assets with an acquisition cost of 100,000 yen or more but less than 200,000 yen are depreciated using the straight-line method over three years.

The main useful lives are as follows: Buildings and structures

Building	▪ ▪ ▪ 4 to 47 years
Structure	▪ ▪ ▪ 15 years
Furniture and fixtures	▪ ▪ ▪ 4 to 15 years

▪	Intangible fixed assets

▪	▪	▪	Straight-line method

▪	Leased assets

▪	▪	▪	The straight-line method is used, where the lease period is deemed as the useful life of the asset and the residual value is set as zero.

③    Basis for reserves

▪	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible losses on receivables based on the historical write-off ratio for general receivables and on the estimated uncollectible amount for specific receivables such as doubtful receivables.

▪	Allowance for retirement benefits to directors and corporate auditors

To provide for the payment of retirement benefits to directors and corporate auditors, the Company records the amount payable at the end of the fiscal year in accordance with the Company's rules on directors' retirement benefits.

▪	Allowance for compensation for completed construction

To provide for expenses for warranty against defects in completed construction, etc., an allowance is provided based on the actual rate of occurrence in the current and previous fiscal years and taking into consideration the expected future expenditure.

④    Basis for recording revenues and expenses

▪	Real estate sales business

In the real estate sales business, the Company sells mainly land, detached houses, offices and condominiums, and recognizes revenue when the customer, the buyer, obtains control of the real estate by fulfilling delivery obligations stipulated in the real estate sales contract.

▪	Building Construction Business

The main performance obligations related to revenue arising from contracts with customers in the building construction business and the normal point in time at which such performance obligations are satisfied (the normal point in time at which revenue is recognized) are as follows:

In the building construction business, the Company has construction contracts and recognizes revenue based on the degree of completion of performance obligations, except for construction projects that are small in value or of very short duration, because the Company believes that performance obligations will be satisfied over a certain period of time as the construction progresses. The percentage-of-completion method is used to estimate the degree of completion of performance obligations based on the ratio of actual work performed to the total work performed under the contract (output method).

⑤    Other important matters that serve as the basis for the preparation of financial statements

▪	Standards for translation of foreign currency denominated assets and liabilities

Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the spot exchange rates prevailing on the last day of the fiscal year, with exchange differences recognized as gains or losses.

▪	Amounts are rounded to the nearest thousand yen.

2.          Notes on Accounting Estimates

Completed construction contracts recognized over a certain period of time

▪	Amount recorded in the financial statements for the current fiscal year

304,044 thousand yen

▪	Information on the nature of significant accounting estimates for identified items

Under the output method, the amount of completed construction contracts recognized over a certain period of time is based on reasonably estimated total construction revenue, total construction cost, and the degree of progress toward satisfying performance obligations as of the balance sheet date. However, since estimates are subject to a certain degree of uncertainty, the estimates may need to be revised, which may affect the amount of completed construction work and the Company's business results for the following fiscal years and thereafter.

3.           Notes to Balance Sheet

①    Assets pledged as collateral and liabilities for collateral

▪	Assets pledged as collateral

Real estate for sale	11,427,700 thousand yen
lot	2,221,430 thousand yen
Building	924,347 thousand yen
machinery and equipment	151,900 thousand yen
total amount	14,725,376 thousand yen

※Assets pledged as collateral are stated at acquisition cost.

▪	Obligations related to collateral

Short-term debt	4,852,800 thousand yen
Current portion of long-term debt	1,787,683 thousand yen
Long-term debt	3,766,912 thousand yen
total amount	10,407,395 thousand yen

②    Accumulated depreciation of property, plant and equipment

Building	133,573 thousand yen
Structure	191 thousand yen
vehicles and transportation equipment	1,148 thousand yen
Furniture and fixtures	21,496 thousand yen
machinery and equipment	151,900 thousand yen
Leased assets	21,636 thousand yen
total amount	329,918 thousand yen

③    Receivables from or payables to subsidiaries and affiliates

▪	Short-term receivables from subsidiaries and affiliates 5,009 thousand yen

▪	Long-term receivables from subsidiaries and affiliates 60,058 thousand yen

▪	Short-term monetary obligations to affiliated companies 314 thousand yen

④    Amount of accounts receivable and contract assets arising from customers

▪	accounts receivable 18,843 thousand yen

▪	contract asset 286,499 thousand yen

⑤    Amount of contract liabilities in advances received and advances received on uncompleted construction contracts          125,259 thousand yen

4.      Notes to Statements of Income

①    Provision for compensation for completed construction contracts included in cost of sales △13,370 thousand yen

②    Transactions with subsidiaries and affiliates

▪	Transactions by operating transactions

Net sales	915 thousand yen
cost of sales	19,913 thousand yen

▪	Non-operating transactions

Non-operating income	3,186 thousand yen

5.      Notes to Non-consolidated Statement of Changes in Net Assets

①    Type and number of shares issued and outstanding as of the end of the current fiscal year

common stock          15,628,000 shares

②    Type and number of treasury stock at the end of the current fiscal year

common stock          1,986,100 shares

③    Matters Related to Dividends

Dividends paid

At the Ordinary General Meeting of Shareholders held on September 28, 2023, a resolution was passed to pay dividends from retained earnings.

Dividend payment amount

Type of stock: Common stock

Total amount of dividends: 24,997,800 yen

Source of dividend: Retained earnings

Dividend per share: 2 yen

Record date: June 30, 2023

Effective date: September 29, 2023

Dividends with a record date in the current fiscal year but an effective date

In the following fiscal year

The Company will proposes the following agenda item at the Ordinary General Meeting of Shareholders to be held on September 27, 2024.

Type of shares: Common stock

Total amount of dividend: 40,925,700 yen

Source of dividend: Retained earnings

Dividend per share: 3 yen

Record date: June 30, 2024

Effective date: September 30, 2024

6.	Notes to Tax Effect Accounting

Significant components of deferred tax assets and liabilities

(Unit: thousand yen)

Unit: thousand yen
Retirement benefits for directors and corporate auditors	39,458
Other investment securities	14,383
Completion of Fortification Compensation Citation	10,027
Enterprise tax payable	7,836
Other	20,182
Total deferred tax assets	91,886
deferred tax liabilities software	3,543
Total deferred tax liabilities	3,543
Net deferred tax assets	88,343

7.	Notes to Fixed Assets Used by the Company under Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee, in addition to the fixed assets on the balance sheet

①	Acquisition cost equivalent, accumulated depreciation equivalent and net book value equivalent of leased properties

                (Unit: thousand yen)

	Acquisition of price equivalents	Accumulated depreciation equivalent	Closing residual equivalent
Tools, furniture and fixtures	48,439	21,317	27,122
vehicles and transportation equipment	13,518	7,161	6,357
Software	2,646	1,038	1,608

The acquisition cost equivalent is calculated based on the “interest paid included” method, since the amount of future minimum lease payments is not significant in relation to the balance of tangible fixed assets at the end of the fiscal year.

②	Amount equivalent to prepaid lease balance at the end of the period

less than one year	12,127 thousand yen
One year over	22,960 thousand yen
total amount	35,087 thousand yen

The amount equivalent to the balance of future lease payments is calculated based on the “interest paid included” method, since the ratio of the balance of future lease payments to the balance of tangible fixed assets at the end of the fiscal year is low.

③	Lease payments, depreciation equivalents

Lease payments	14,186 thousand yen
Depreciation equivalents	14,186 thousand yen

④	Method of calculating depreciation expense equivalent

Depreciation is computed by the straight-line method over the lease term with a residual value of zero.

8.	Notes to Financial Instruments

①	Matters Concerning the Status of Financial Instruments

·	Policy on Financial Instruments

The Company limits fund management to short-term deposits, etc. The Company raises necessary funds through indirect financing by borrowing from banks.

Funds management is limited to deposits to ensure the liquidity and safety of funds.

·	Description of financial instruments and their risks

Investment securities held by the Company are mainly equity securities of investee companies and are exposed to credit risk of issuers and market price fluctuation risk, while unlisted equity securities have limited liquidity.

·	Risk Management System for Financial Instruments

a.	Management of issuer credit risk

The Company monitors the business conditions of investees from time to time and on a regular basis in order to identify any deterioration in their financial conditions or delays in their business plans at an early stage.

b.	Market Risk Management

For investment securities of listed companies, the Company continuously monitors the market value and business conditions of the issuers.

c.	Liquidity risk management related to funding

The Company manages liquidity risk by checking the status of receipts and disbursements and preparing a cash flow statement on a regular basis.

②	Matters related to fair value of financial instruments

Carrying amount on the balance sheet, market value and their differences as of June 30, 2024 are as follows. Stocks and other securities with no market value (balance sheet amount: 23,694 thousand yen) are not included in “Investment securities.

(Unit: thousand yen)

	Carrying value on the balance sheet	market value	difference
[Assets]
Investment securities (excluding non-marketable equity securities)	21,808	21,808	—
Long-term loans receivable (including loans to affiliates)	55,304	60,166	4,862
guarantee money deposited	32,702	31,992	△710
long-term deposit	67,950	67,916	△34
[Liabilities]
Long-term debt (including current portion)	6,384,306	6,331,206	△53,100
Long-term accounts payable (including current portion)	35,324	33,168	△2,155
Lease obligations (including current portion)	48,565	45,198	△3,367
Guarantee Deposit	2,959	2,914	△46

※Cash and deposits,” ‘accounts receivable/accounts receivable,’ ‘accounts payable/accounts payable’ and ‘deposits received’ are omitted because they are cash and their fair value approximates their book value due to their short maturities.

9.	Notes on Transactions with Related Parties

①	Affiliated companies, etc.

type	Name of Company, etc.	Location	Percentage of voting rights, etc. held	Relationship with related parties	Transaction details	Transaction amount (thousand yen)	(school) subject	Balance at end of year (Thousands of yen)
				Concurrent directors	Receipt of rent	915	accounts receivable	4,922
subsidiary (company)	Real Vision Co., Ltd.	Shibuya Ward, Tokyo	100% directly	Concurrent directors	Rental Management	19,913	(cash) advance	16
				Management of rental properties	Receipt of usage fees	1,072	accounts payable	87
							arrears	12
					Receipt of interest	2,114	accounts receivable	5,354
subsidiary (company)	Lead Real Estate Global Co.,Ltd	America	100% directly	Concurrent directors	Loan of funds	9,795	loan	50,303
							arrears	1

※The lending of funds to Lead Real Estate Global Co., Ltd are determined based on market interest rates.

10.	Notes to Per Share Information

Net assets per share	284.75 yen
Net income per share	41.03 yen

11.	Notes to Revenue Recognition

·	Information to understand the amount of revenue

“Basis for recording revenues and expenses” in “Notes to Significant Accounting Policies.”

12.	Notes to Significant Subsequent Events

Additional Audit Fees to be Incurred in the NASDAQ Market

On May 3, 2024, the U.S. Securities and Exchange Commission (SEC) charged BF Borgers CPA PC (BF Borgers) and Benjamin F. Borgers for failing to perform an audit in accordance with the Public Company Accounting Oversight Board (PCAOB).

We agreed with Marcum Asia CPAs LLP on July 22, 2024 to engage Marcum Asia CPAs LLP to audit our consolidated financial statements to be published in the U.S. Nasdaq (Global Market) market for the fiscal year ended June 30, 2022 through the fiscal year ending June 30, 2024.

Under the agreement, we will be obligated to pay approximately US$920,000 by October 31, 2024.

In addition, we intend to claim at least US$1.7 million in damages against BF Borgers CPA with respect to audit fees already paid.

Independent Auditor's Report

September 5, 2024

Lead Real Estate Co., Ltd.

To: Board of Directors

Otaki CPA Office

Kita-ku, Tokyo Hideki Otaki CPA

Audit Opinion

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the financial statements, namely, the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements, and the related supplementary schedules (the “financial statements, etc.”) of LEAD REAL ESTATE CORPORATION for its 24th fiscal year from July 1, 2023 to June 30, 2024. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Company for the period, for which the financial statements were prepared, in conformity with accounting principles generally accepted in Japan.

Basis of Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibility is to express an opinion on these financial statements based on our audit.

We are independent of the Company and have fulfilled our other ethical responsibilities as auditors in accordance with the provisions of the Code of Professional Ethics in Japan. We believe that we have obtained sufficient and appropriate audit evidence to provide a basis for our opinion.

Emphasis of Matter.

As described in Note 12 “Significant Subsequent Events”, on May 3, 2024, the U.S. Securities and Exchange Commission (SEC) filed a complaint with the Public Company Accounting Oversight Board (PCAOB) charging BF Borgers CPA PC (BF Borgers) and Benjamin F. Borgers, an audit firm, with failing to comply with the PCAOB's auditing standards.

In this connection, the Company agreed with Marcum Asia CPAs LLP, effective July 22, 2024, to engage Marcum Asia CPAs LLP for the audit of the consolidated financial statements to be published in the U.S. Nasdaq (Global Market) market for the fiscal years ended June 30, 2022 through June 30, 2024. The new agreement is effective as of July 22, 2024.

Under the terms of the agreement, we are obligated to pay approximately US$920,000 by October 31, 2024.

In addition, we intend to claim at least US$1.7 million in damages against BF Borgers CPA with respect to audit fees already paid.

This matter does not affect our auditor's opinion.

Other statements

Other statements consist of the business report and supporting schedules. Management is responsible for the preparation and disclosure of other statements. The Audit Committee's responsibility is to monitor the directors' performance of their duties in the development and operation of the reporting process for the other statements.

Our audit opinion on the financial statements does not cover other matters, and we express no opinion on them.

Our responsibility is to read the other descriptions in the financial statements and, in the course of reading them, to consider whether there are material differences between the other descriptions and the financial statements or our knowledge obtained in the course of our audit, and to pay attention to whether there are any material errors in the other descriptions other than such material differences. We have also noted whether there are any other indications of material misstatement other than such material differences. If, based on the work we have performed, we determine that there are material errors in the other entries, we are required to report those facts to the auditor. We have no matters to report with respect to the other entries.

Management and Audit Committee's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in Japan. This includes the establishment and operation of internal control determined to be necessary by management for the preparation and fair presentation of the financial statements and other financial information that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for evaluating whether it is appropriate to prepare the financial statements on a going concern basis and for disclosing any matters related to going concern that are required to be disclosed in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for monitoring the directors' performance of their duties in the development and operation of the financial reporting process.

Auditor's Responsibility for the Audit of Financial Statements

The auditor's responsibility is to obtain reasonable assurance about whether the financial statements, etc., as a whole are free of material misstatement, whether due to fraud or error, based on the audit performed by the auditor, and to express an opinion on the financial statements, etc., in the auditor's report from an independent position. A misstatement is considered to be material if it could have been caused by fraud or error and could reasonably be expected to influence the decisions of users of the financial statements, individually or in the aggregate.

The auditor shall exercise professional judgment and maintain professional skepticism throughout the audit process in accordance with auditing standards generally accepted as fair and appropriate in Japan, and shall identify and assess the risks of material misstatement, whether due to fraud or error. Design and perform audit procedures that address the risks of material misstatement. The auditor shall use its judgment in selecting and applying audit procedures. The auditor shall obtain sufficient appropriate audit evidence to provide a basis for its opinion.

In making those risk assessments, the auditor considers internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

In making those risk assessments, the auditor assesses the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the reasonableness of related note disclosures.

·      Conclude whether it is appropriate for management to prepare the financial statements on a going concern basis and, based on the audit evidence obtained, whether there are material uncertainties regarding events or conditions that might cast significant doubt on the entity's ability to continue as a going concern. If a material uncertainty regarding the entity's ability to continue as a going concern exists, the auditor is required to draw attention to it in the auditor's report or, if the notes to the financial statements are not appropriate in relation to the material uncertainty, to express an opinion with qualifications on the financial statements. The auditor's conclusion is based on audit evidence obtained up to the date of the auditor's report; however, future events or circumstances may cause the entity to cease to exist as a going concern.

The auditor’s report is based on an audit of the financial statements and the related notes, and includes an evaluation of the overall presentation, organization, and fair presentation of the financial statements, including the related notes, and the underlying transactions and accounting events, in conformity with accounting principles generally accepted in Japan.

The auditor shall report to the Audit Committee on the planned scope and timing of the audit, significant audit findings, including material deficiencies in internal control identified during the course of the audit, and other matters required by auditing standards.

The auditor shall report to the Audit Committee that the auditor has complied with Japanese professional ethics regulations regarding independence and matters that could reasonably be considered to affect the auditor’s independence, and if any measures have been taken to remove impediments or to reduce impediments to an acceptable level If safeguards have been applied, report on the details of such safeguards.

Interests

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act.

Audit Report

The Audit Committee has audited the Directors' performance of their duties during the 24th fiscal year from July 1, 2023 to June 30, 2024. We report on the methods and results of our audit as follows.

1.       Method and details of audit

The Audit Committee regularly received reports from directors, employees, and others on the details of the resolutions of the Board of Directors regarding the matters set forth in Article 399-13, Paragraph 1, Items 1(b) and 1(c) of the Companies Act and the status of establishment and operation of the system (internal control system) established based on such resolutions, and requested explanations as necessary, In addition to expressing our opinions, we conducted our audit in the manner described below.

(1)           In accordance with the audit standards, audit policy, assignment of duties, etc., established by the Audit Committee, and in cooperation with the internal control division of the Company, attended important meetings, received reports from directors, employees, and others regarding the performance of their duties, requested explanations as necessary, examined important approval documents, etc., and investigated the status of operations and assets at the head office and principal business offices. We also examined the business and financial conditions of the Company's head office and principal business offices. With respect to subsidiaries, we communicated and exchanged information with directors, etc. of subsidiaries and received business reports from subsidiaries as necessary.

(2)           Monitored and verified whether the accounting auditors maintained their independence and conducted appropriate audits, received reports from the accounting auditors on the status of the performance of their duties, and requested explanations as necessary. In addition, we received notice from the accounting auditors that “systems to ensure proper execution of duties” (the matters listed in each item of Article 131 of the Corporate Calculation Regulations) have been established in accordance with the “Quality Control Standards for Audits” (Business Accounting Council) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we have examined the business report and its supporting schedules, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements) and their supporting schedules for the fiscal year.

2.       Audit Results

(1)           Results of Audit of Business Report, etc.

①    In our opinion, the business report and supporting schedules present fairly the condition of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

②    There are no matters to be pointed out with regard to the investigation conducted by the Board of Directors, the handling of the case, the confirmation that there are no other similar cases, and the measures taken to prevent recurrence, etc., concerning the breach of fiduciary duty by a former director in the past fiscal year, as described in the Business Report. Except for this matter, we have found no misconduct or material fact of violation of laws, regulations, or the Articles of Incorporation in connection with the execution of duties by directors.

③    We acknowledge that the content of the resolution of the Board of Directors regarding the internal control system and the contents of the business report regarding the said internal control system are appropriate. As stated in the business report, the Company's internal control system is still in the process of being established, and we believe that it is necessary to further strengthen our systematic efforts to complete its establishment as soon as possible.

(2)           Results of audit of financial statements and supplementary schedules

In our opinion, the auditing methods and results of the accounting auditor, Hideki Otaki, are appropriate.

September 6, 2024

Lead Real Estate Co., Ltd.

Audit and Supervisory Committee

Audit and Supervisory Board Member: Akiya Ueki

Audit and Supervisory Board Member: Hiroyuki Saito

Audit and Supervisory Board Member: Ryoma Iida

Note: Audit and Supervisory Board Members Hiroyuki Saito and Ryoma Iida are outside directors as defined in Article 2, Item 15 and Item 331, Paragraph 6 of the Companies Act.

Reference Documents for the General Meeting of Shareholders

Proposal 1: Appropriation of surplus

The appropriation of retained earnings is proposed as follows:

Matters related to year-end dividends

The Company regards the return of profits to shareholders as its most important management issue, and its basic policy is to pay stable and continuous dividends.

Based on the above policy, the Company proposes the year-end dividend for the 24th fiscal year as follows in order to strengthen returns to shareholders.

①	Type of dividend assets cash

②	Matters concerning the allocation of dividend assets to shareholders and the amount thereof 3 yen per share of common stock Total amount of dividends 40,925,700 yen

③	Effective date of distribution of surplus September 30, 2024

Proposal 2: Directors (excluding Directors who are Audit Committee Members) Election of three Directors

The term of office of two Directors will expire at the conclusion of this General Meeting of Shareholders, and the Company proposes the election of three Directors, including one new Director. The candidates for Directors are as follows:

No.	Full name (Date of birth)	Brief Personal History, Positions, Responsibilities and Important Concurrent Positions		Number of the Company’s shares held
1	reappointment Eiji Nagahara (August 26, 1968.)	May 1992	Joined Daitec Corporation	12,234,474 shares
		June 1995	Joined Uptown Corporation
		February 1997	Joined Sanbu Corporation
		January 2000	Joined FEC Corporation
		March 2001	Frontier Ltd. established. Appointed Representative Director
		May 2001	Director of the Company
		November 2003	Representative Director of the Company (to present)

[Reason for Appointment and Summary of Expected Role]

Mr. Eiji Nagahara has led the Company's management and contributed to the development of the Company's business based on his deep understanding of the Company's business and high management skills as the founder of the Company and as Representative Director since its establishment. We have determined that his high negotiation and communication skills are indispensable for the further development of the Company under our corporate philosophy, and therefore we request his election as a director.

2	reappointment Hidekazu Hamagishi (June 26, 1979)	April 2002	Joined Nissan Satio Saitama Co.	4,546 shares
		January 2006	Joined Human Design Co.
		June 2008	Joined S-NET Corporation
		April 2009	Joined Kasuga Publishing Co.
		April 2010	Joined Small and Medium Enterprise Guarantee Corporation
		March 2011	Joined First Management Service Co.
		July 2011	Joined Ibis Consulting Co.
		July 2012	Joined the Company
		July 2021	Director of the Company (to present)

[Reason for Appointment and Summary of Expected Role]

Mr. Hidekazu Hamagishi has expertise and a wealth of experience in all aspects of management, with a focus on finance, accounting, and business administration. We believe that his knowledge, wealth of experience, and high level of management ability, which he has cultivated through the execution of business operations to date, are indispensable for the future development of our group, and we therefore request his election as a director.

3	new Kenichi Homma (August 7, 1971.)	October 1996	Joined Nikos Life Insurance Co.	9,091 shares
		September 1998	Joined Tell Corporation, Inc.
		May 2004	Joined Yokohama Housing Sales Co.
		August 2015	Joined Tokyu Livable Inc.
		February 2016	Joined Bader Home Co.
		October 2020	Joined the Company, General Manager of Yokohama Supervisory Branch
		July 2022	Executive Officer, General Manager of Yokohama Supervisory Branch

[Reason for Appointment and Summary of Expected Role]

Since joining the Company, Mr. Kenichi Homma has been responsible for the development of the Company's business mainly in Kanagawa Prefecture, and has continued to lead and promote the business by playing a central role in strategic planning and execution. We believe that his knowledge and wealth of experience cultivated through the execution of business operations are indispensable for the future development of the Company's group, and we therefore request his election as a director.

Note 1:	There are no special interests between each candidate and the Company.

Note 2:	The Company has a directors' and officers' liability insurance policy with an insurance company that insures directors, and if the election of Eiji Nagahara, Hidekazu Hamagishi, and Kenichi Homma as directors is approved, each candidate will be included as an insured under the policy.

Proposal 3: Non-reappointment and Appointment of Accounting Auditor

The Board of Corporate Auditors proposes that Hideki Otaki, the accounting auditor whose term of office will expire at the conclusion of this General Meeting of Shareholders, not be reappointed and that Sanyu & Co. be appointed as the new accounting auditor.

①	Reasons for selecting Sanyu & Co. as a candidate for accounting auditor

The Audit Committee nominated Sanyu & Co. as a candidate for accounting auditor because, in consideration of the number of years the current accounting auditor has been auditing, the new accounting auditor can be expected to conduct audits from a new perspective, the new accounting auditor can conduct global audits in accordance with accounting standards in Japan and the United States, and there are no problems with its independence, quality control system, etc. The new accounting auditor can conduct a global audit in accordance with the accounting standards of both Japan and the U.S., and there are no problems with the new accounting auditor's independence, quality control system, etc.

②	Outline of candidates for accounting auditor (abbreviated)

·	Address of principal office

Tokyo Office：15F, Estec Joho Building, 1-24-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

·	History

October 1986	Jun Sugita (current Chairman Emeritus) and two other representative partners establish the auditing firm Sanyu Accounting Co.（Chiyoda-ku,Tokyo）

July 1987               Osaka Office established (Higashi-ku, Osaka)

December 1990     Fukuoka Office Setting (Hakata-ku, Fukuoka)

January 1996         Formed business alliance with BDO Binder BV (now BDO International Limited)

April 1996             Corporate name changed to Sanyu & Co.

July 1996               Nagoya Office established (Naka-ku, Nagoya City)

July 2015               Sapporo Office established (Chuo-ku, Sapporo)

·	Summary (as of July 1, 2024)

Established October 1986

Number of companies involved 213

the number of people partners    45

Certified Public Accountant    133

Other professional staff    128

Other administrative staff    43

Domestic Offices

Tokyo Office, Sapporo Office, Nagoya Office,

Osaka Office, Fukuoka Office

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